Exhibit 99.180
CONSENT OF EXPERT
I, Pierre C. Pelletier, of Rescan Environmental Services Ltd., do hereby consent to the use of the following reports and to the use of my name in connection with such reports, which are being filed as exhibits to, and incorporated by reference into, the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (formerly Blue Pearl Milting Ltd.) being filed with the United Stales Securities and Exchange Commission:
(1) “Technical Report on the Thompson Creek Mine, located in Central Idaho, USA” dated July 31, 2006; and
(2) “Technical Report on the Endako Mine, Located in Northern British Columbia” dated July 31, 2006.
October 30, 2007
/s/ Pierre C. Pelletier